UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cango Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

137586 103**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing two Class A ordinary shares.

1. Names of Reporting Persons TK Autolink Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,108,503
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,108,503
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,108,503
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.7%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)         This percentage is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission on April 25, 2019, which takes into account 223,484,172 Class A ordinary shares and 79,325,720 Class B ordinary shares.

1. Names of Reporting Persons Magic Spark Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,108,503
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,108,503
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,108,503
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.7%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)         This percentage is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission on April 25, 2019, which takes into account 223,484,172 Class A ordinary shares and 79,325,720 Class B ordinary shares.

1. Names of Reporting Persons Shanghai Canji Enterprise Management Consulting Co., Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,108,503
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,108,503
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,108,503
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.7%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)         This percentage is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission on April 25, 2019, which takes into account 223,484,172 Class A ordinary shares and 79,325,720 Class B ordinary shares.

1. Names of Reporting Persons Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership)
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,027,418
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,027,418
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,027,418
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.7%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)         This percentage is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission on April 25, 2019, which takes into account 223,484,172 Class A ordinary shares and 79,325,720 Class B ordinary shares.

1. Names of Reporting Persons Taikang Life Insurance Co., Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,108,503(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,108,503(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,110,381(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 3.3%(2)
12.	Type of Reporting Person (See Instructions) IC

(1)         Taikang Life Insurance Co., Ltd. (“Taikang Life”) directly holds 100% shares of Magic Spark Inc., which directly holds 8,108,503 Class A ordinary shares of the Issuer. In addition, Taikang Life is a limited partner in Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership) (“Shandong Fund”) and indirectly holds 2,001,878 Class A ordinary shares of the Issuer, although the voting power and dispositive power with respect to such shares have been passed through to the general partners of Shandong Fund.

(2)         This percentage is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission on April 25, 2019, which takes into account 223,484,172 Class A ordinary shares and 79,325,720 Class B ordinary shares.

1. Names of Reporting Persons Taikang Pension Insurance Co., Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,002,736(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 1.0%(2)
12.	Type of Reporting Person (See Instructions) IC

(1)         Taikang Pension Insurance Co., Ltd. (“Taikang Pension”) is a limited partner in Shandong Fund and indirectly holds 3,002,736 Class A ordinary shares of the Issuer, although the voting power and dispositive power with respect to such shares have been passed through to the general partners of Shandong Fund.

(2)         This percentage is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission on April 25, 2019, which takes into account 223,484,172 Class A ordinary shares and 79,325,720 Class B ordinary shares.

1. Names of Reporting Persons Beijing Taikang Investment Co., Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 81,085(1)
	6.	Shared Voting Power 8,027,418(1)
	7.	Sole Dispositive Power 81,085(1)
	8.	Shared Dispositive Power 8,027,418(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,108,503(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 2.7%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)         Beijing Taikang Investment Co., Ltd. (“Beijing Taikang”) indirectly holds 81,085 Class A ordinary shares of the Issuer. In addition, Beijing Taikang serves as one of the general partners of Shandong Fund, and exercises certain investment discretion. Accordingly, Beijing Taikang may be deemed to beneficially own 8,027,418 Class A ordinary shares indirectly held by Shandong Fund for purpose of Rule 13d-3.

(2)         This percentage is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission on April 25, 2019, which takes into account 223,484,172 Class A ordinary shares and 79,325,720 Class B ordinary shares.

1. Names of Reporting Persons Taikang Asset Management Co., Ltd.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,595,305(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 14,595,305(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,595,305(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.8%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)         Taikang Asset Management Co., Ltd. (“Taikang Asset Management”) indirectly holds 6,486,802 Class A ordinary shares of the Issuer. In addition, Taikang Asset Management has been delegated by Taikang Life with respect to certain investment discretion over Magic Spark Inc. Accordingly, Taikang Asset Management may be deemed to beneficially own 8,108,503 Class A ordinary shares held by Taikang Life for purpose of Rule 13d-3.

(2)         This percentage is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission on April 25, 2019, which takes into account 223,484,172 Class A ordinary shares and 79,325,720 Class B ordinary shares.

1. Names of Reporting Persons Taikang Insurance Group Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 14,557,033
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 14,557,033
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,557,033
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.8%(1)
12.	Type of Reporting Person (See Instructions) IC

(1)         This percentage is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission on April 25, 2019, which takes into account 223,484,172 Class A ordinary shares and 79,325,720 Class B ordinary shares.

Item 1.
(a)	Name of Issuer Cango Inc.
(b)	Address of Issuer’s Principal Executive Offices 10A, Building 3, Youyou Century Plaza 428 South Yanggao Road Pudong New Area, Shanghai 200127 People’s Republic of China

Item 2.

(a) – (c)	Name of Persons Filing; Address of Principal Office; Place of Organization; This statement on Schedule 13G is being filed by the following persons, collectively, the “Reporting Persons.”

This schedule is filed by and on behalf of:

1.              TK Autolink Inc.

Address of Principal Office: 4th Floor, Harbour Place, 103 South Church Street,

P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands

Place of Organization: Cayman Islands

2.              Magic Spark Inc.

Address of Principal Office: 4th Floor, Harbour Place, 103 South Church Street,

P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands

Place of Organization: Cayman Islands

3.              Shanghai Canji Enterprise Management Consulting Co., Ltd.

Address of Principal Office: Floor 1, Building 1, 251 Yaohua Street,

China (Shanghai) Free Trade Zone, Shanghai, China

Place of Organization: People’s Republic of China

4.              Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership)

Address of Principal Office: No. 11-49-01, Jidong Street, Huanghe Town,

Zhangqiu District, Jinan, Shandong Province, China

Place of Organization: People’s Republic of China

5.              Taikang Life Insurance Co., Ltd.

Address of Principal Office:1/F, Taikang Zhongguancun Innovation Centre,

No. 21-1 Kexueyuan Street, Kejiyuanqu, Changping District, Beijing, China

Place of Organization: People’s Republic of China

6.              Taikang Pension Insurance Co., Ltd.

Address of Principal Office: 11/F, Building A, 156 Fuxingmennei Street,

Xicheng District, Beijing, China

Place of Organization: People’s Republic of China

7.              Beijing Taikang Investment Co., Ltd.

Address of Principal Office: Room 301, 3/F, Taikang Zhongguancun Innovation Centre, No. 21-1 Kexueyuan Street, Kejiyuanqu, Changping District, Beijing, China

Place of Organization: People’s Republic of China

8.              Taikang Asset Management Co., Ltd.

Address of Principal Office: 10/F, Taikang Life Building, 156 Fuxingmennei Street, Xicheng District, Beijing, China

Place of Organization: People’s Republic of China

9.              Taikang Insurance Group Inc.

Address of Principal Office: 8&9/F, Taikang Life Building, 156 Fuxingmennei Street, Xicheng District, Beijing, China

Place of Organization: People’s Republic of China

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate parties. The Reporting Persons’ Joint Filing Agreement to file this statement on behalf of each of them is attached as Exhibit A hereto.

(d)	Title of Class of Securities This Schedule 13G Statement relates to the Class A ordinary shares, par value US$0.0001 per share of the Issuer.
(e)	CUSIP Number 137586 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information required by Item 4(a) – (c) is set forth in Rows 5-11 of the cover page hereof for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

The percentage in Rows 5 – 11 is calculated based on a total of 302,809,892 outstanding ordinary shares of the Issuer, as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission on April 25, 2019, which takes into account 223,484,172 Class A ordinary shares and 79,325,720 Class B ordinary shares.

TK Autolink Inc. directly holds 8,108,503 Class A ordinary shares of the Issuer. TK Autolink Inc. is beneficially owned and controlled by Shanghai Canji Enterprise Management Consulting Co., Ltd. (“Shanghai Canji”), which is beneficially owned by Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership) (“Shandong Fund”) and Beijing Taikang Investment Co., Ltd. (“Beijing Taikang”).

Magic Spark Inc. directly holds 8,108,503 Class A ordinary shares of the Issuer. Magic Spark Inc. is wholly owned by Taikang Life Insurance Co., Ltd. (“Taikang Life”).

Shanghai Canji beneficially owns 8,108,503 Class A ordinary shares directly held by TK Autolink Inc.

Shandong Fund holds 99.0% equity of Shanghai Canji, which owns 8,108,503 Class A ordinary shares directly held by TK Autolink Inc. Taikang Life and Taikang Pension Insurance Co., Ltd. (“Taikang Pension”) hold 24.9% and 37.4%, respectively, of shares of Shandong Fund. Both Taikang Life and Taikang Pension are limited partners in Shandong Fund. Beijing Taikang serves as one of the general partners of Shandong Fund and exercises certain investment discretion therefor.

Beijing Taikang serves as one of the general partners of Shandong Fund. It also holds 1.0% equity of Shanghai Canji. Accordingly, Beijing Taikang may be deemed to beneficially own 8,108,503 Class A ordinary shares for purpose of Rule 13d-3.

Taikang Asset Management Co., Ltd. (“Taikang Asset Management”) holds 80.0% equity of Beijing Taikang. In addition, Taikang Life has delegated certain investment discretion to Taikang Asset Management with respect to Magic Spark Inc. Accordingly, Taikang Asset Management may be deemed to beneficially own 8,108,503 Class A ordinary shares held by Taikang Life for purpose of Rule 13d-3.

Taikang Insurance Group Inc. directly holds 100.0% equity of Taikang Life and 99.4% equity of Taikang Asset Management, respectively.

By virtue of the relationships between and among the Reporting Persons as described in this Item, all Reporting Persons are under common control of Taikang Insurance Group Inc., and had the power to vote and dispose of, or direct the voting and disposition of 16,217,006 Class A ordinary shares of the Issuer as of December 31, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

TK Autolink Inc.

By:	/s/Zhang Yunyun
Name:	Zhang Yunyun
Title:	Director

Magic Spark Inc.

By:	/s/Zhang Yunyun
Name:	Zhang Yunyun
Title:	Director

Shanghai Canji Enterprise Management Consulting Co., Ltd.

By:	/s/Zhang Yunyun
Name:	Zhang Yunyun
Title:	Executive Director

Shandong State-controlled Taikang Phase I Industrial Development Fund Partnership Enterprise (Limited Partnership)

By:	/s/Zhang Hao
Name:	Zhang Hao
Title:	Representative of the Managing Partners

Taikang Life Insurance Co., Ltd.

By:	/s/Chen Dongsheng
Name:	Chen Dongsheng
Title:	Chairman

Taikang Pension Insurance Co., Ltd.

By:	/s/Li Yanhua
Name:	Li Yanhua
Title:	Chairman

Beijing Taikang Investment Co., Ltd.

By:	/s/Zhang Jingguo
Name:	Zhang Jingguo
Title:	Chairman

Taikang Asset Management Co., Ltd.

By:	/s/Duan Guosheng
Name:	Duan Guosheng
Title:	Chief Executive Officer

Taikang Insurance Group Inc.

By:	/s/Chen Dongsheng
Name:	Chen Dongsheng
Title:	Chairman

LIST OF EXHIBIT

Exhibit A – Joint Filing Agreement